Exhibit 99.1

Guardforce AI Continues Expansion of Robotics as a Service (RaaS) and Security Service Roadmap

~ Initiated Acquisition of 8 Companies in China’s Major Cities ~

NEW YORK, March 21, 2022 -- Guardforce AI Co., Limited (“Guardforce AI” or “Company”) (Nasdaq: GFAI, GFAIW), an integrated security solutions provider, announced today, the signing of a non-binding Letter of Intent (“LOI”) with Shenzhen Kewei Robot Technology Co., Limited and Shenzhen Yeantec Co., Limited (together, the “Kewei Group”) to purchase up to 36 of the Kewei Group’s subsidiaries located in China. Under the LOI, in the first of two phases, Guardforce AI will acquire eight of the Kewei Group companies. The second phase provides Guardforce AI the right of first refusal to purchase the remaining 28 companies within a period of 24 months from the date of the signing of the LOI. The purchase of the additional 28 companies will be dependent on the Company’s operational plans. The Company expects to sign the definitive agreement for the phase one acquisitions before the end of May.

The purchase price for the eight phase one companies will be based upon a valuation that is equal to one-time (from 2022 to 2026) projected average revenues for the eight companies estimated to be U.S. $30 million and will be paid in a mix of cash (10%) and Company restricted shares (90%) at a price of U.S. $2.00 per share. The Company will be required to pay Kewei the 10% cash component ($3,000,000) of the purchase price as a deposit and Kewei will deliver to the Company 100% of the outstanding share capital of the eight phase one companies as a pledge, within 10 days of the signing of the LOI. The acquisition is subject to, among other things, the satisfactory completion of due diligence by the Company, the entry into definitive agreements and any required third-party consents.

Lei Wang, CEO of Guardforce AI, commented, “We value the development of robotics and AI applications in our future expansion plans. Apart from the United States, China has become one of the vital markets with surging needs across our targeted industries. Beijing, Shanghai,Tianjin and Chongqing are the largest and only four directly-administered municipalities in China, and are among the top 10 cities economically speaking. To this point, we must not ignore this market when it comes to our global expansion plans. Additionally, Guardforce AI is in a unique position to lend its global exposure to the acquired companies. The acquisitions will not only enable us to penetrate the most developed cities and areas in China, but also provide access to evolving markets.”

Seven of the eight companies are well-established with experienced salesforce and management teams that provide robotics sales and rental services, serving clients in a variety of industries such as hospitality, healthcare, government facilities, and property management.

The proposed acquisition includes the following companies:

●	Beijing Keweian Robot Technology Ltd, based in Beijing

●	Shanghai Nanxiao Kewei Intelligent Technology Ltd, based in Shanghai

●	Tianjin Kewei Robot Technology Ltd, based in Tianjin

●	Chongqing Kewei Robot Technology Ltd, based in Chongqing

●	Guangxi Kewei Robot Technology Ltd, based in Nanning, Guangxi Province

●	Fuzhou Kewei Robot Technology Ltd, based in Fuzhou, Fujian Province

●	Hainan Kewei Robot Technology Ltd, based in Haikou, Hainan Province

●	Beijing Wanjia Security System Ltd, based in Beijing, China

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. (NASDAQ:GFAI)(NASDAQ:GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports the high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection.

For more information, visit www.guardforceai.com

Forward Looking Statements

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the SEC. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Media Relations

Patrick Yu

Email: patrick.yu@fleishman.com

Phone: (+852) 2586-7877

Investor Relations

Shannon Devine
Email: GFAI@mzgroup.us

Phone: +1 203-741-8811

Guardforce AI Corporate Communications

Hu Yu

Email : yu.hu@guardforceai.com